Exhibit 99.1

THE DESCARTES SYSTEMS GROUP INC.

Annual Meeting of Shareholders (the "Meeting") of
The Descartes Systems Group Inc. (the "Corporation")
Held on May 26, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

General
The total number of common shares of the Corporation represented in person or by proxy at the Meeting was 66,869,550 which represented 88.26% of the 75,762,184 common shares of the Corporation that were outstanding on April 19, 2016.

1.	Election of Directors

By ballot, the following eight individuals were elected to serve as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders or until their successors are duly elected or appointed in accordance with the articles and by-laws of the Corporation:

David Anderson
David Beatson
Deborah Close
Eric Demirian
Christopher Hewat
Jane O'Hagan
Edward Ryan
John Walker

The report on ballot provided by the scrutineers at the Meeting in respect of the 66,206,338 shares voted was as follows:

Director Nominee	Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
David Anderson	65,762,146	444,192	99.33%
David Beatson	65,710,885	495,453	99.25%
Deborah Close	66,185,133	21,205	99.97%
Eric Demirian	65,198,907	1,007,431	98.48%
Christopher Hewat	50,279,017	15,927,321	75.94%
Jane O'Hagan	65,721,064	485,274	99.27%
Edward Ryan	66,124,889	81,449	99.88%
John Walker	66,184,033	22,305	99.97%

2.	Appointment of Auditors

By a show of hands, KPMG LLP, Chartered Professional Accountants, Chartered Accountants and Licensed Public Accountants, were appointed as the auditors of the Corporation until the close of the next annual meeting of shareholders or until their successors are appointed.

The report on proxies provided by the scrutineers at the Meeting in respect of the 66,866,420 common shares of the Corporation represented by proxy was as follows:

Number of Votes FOR	Number of Votes WITHHELD	Percentage of Total Votes FOR
66,852,895	13,525	99.98%

3.	Amendment and Restatement of Stock Option Plan

By a show of hands, the amended and restated stock option plan of the Corporation was approved.

The report on proxies provided by the scrutineers at the Meeting in respect of the 66,866,420 common shares of the Corporation represented by proxy was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
55,116,261	11,086,947	83.25%

4.	Say-On-Pay

By a show of hands, the "Say-On-Pay" resolution proposed by management of the Corporation was approved.

The report on proxies provided by the scrutineers at the Meeting in respect of the 66,866,420 common shares of the Corporation represented by proxy was as follows:

Number of Votes FOR	Number of Votes AGAINST	Percentage of Total Votes FOR
62,976,730	3,226,478	95.13%

DATED at Waterloo, Ontario this 27th day of May, 2016.

THE DESCARTES SYSTEMS GROUP INC.

By: /s/ Michael Verhoeve
Name: Michael Verhoeve
Title: Corporate Secretary